U.S[redacted]ANGE COMMISSION
.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

06005086

ınd Dealers
:urities
Exchange Act of ...
i7a-5 Thereunder

SEC FILE
8-66746

REPORT FOR THE PERIOD BEGINNING **01/01/05** MM/DD/YY AND ENDING **12/31/05** MM/DD/YY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NAFA Capital Markets, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Broadway, Suite 2550

(No. and Street)

Oklahoma City	**Oklahoma**	**73102**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fryrear **(405) 272-9290**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name ... if individual, state last, first, middle name)

Murrell, Hall, McIntosh & Co., PLLP

2601 NW Expressway Suite 700E	**Oklahoma City**	**Oklahoma**	**73112**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possess

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun. be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

This report* contains (check all applicable boxes)

- ☒ (a) Facing page.
- ✓ ☒ (b) Statement of financial condition.
- ✓ ☒ (c) Statement of income (loss).
- ✓ ☒ (d) Statement of cash flows.
- ✓ ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ✓ ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ✓ ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

NAFA CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

MURRELL, HALL, MCINTOSH & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

OKLAHOMA CITY
KENNETH E. DORSEY
CHARLES GRAY
WALTER NORTHCUTT
GARY H. JONES
J. BRIAN LAIB

NORMAN
ROBERT C. MURRELL
STANLEY L. HALL
MICHAEL E. MCINTOSH
PHIL HOLLINGSWORTH
EDD PAINTER
STEVEN M. CORLEY

Report of Independent Registered Public Accounting Firm

Board of Directors
NAFA Capital Markets, LLC:

We have audited the accompanying statement of financial condition of NAFA Capital Markets, LLC (the Company) as of December 31, 2005, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Murrell, Hall, McIntosh & Co., PLLP

Murrell, Hall, McIntosh & Co., PLLP
Oklahoma City, Oklahoma
February 8, 2006

OKLAHOMA CITY
2601 NORTHWEST EXPRESSWAY, SUITE 700E
OKLAHOMA CITY, OK 73112
TEL. 405-842-4420 FAX 405-842-3776

WWW.MHMCPA.COM

NORMAN
2402 WESTPORT DRIVE, NORMAN, OK 73069-6336
P.O. BOX 720360, NORMAN, OK 73070-4265
TEL. 405-292-2900 FAX 405-321-4758

NAFA CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 74,025
Deposits with clearing organizations and others (cash of $129,742 and securities with a market value of $100,565)	230,307
Receivable from broker-dealers and clearing organizations	32,795
Prepaid expenses	8,984
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,215	39,031
Other assets	3,416
Total assets	$ 388,558

Liabilities and Members' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 46,596
Commitments and contingent liabilities:	
Subordinated borrowings	200,000
Total liabilities	246,596
Members' equity	141,962
Total liabilities and members' equity	$ 388,558

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 491,669
Interest and dividends	1,307
Total revenues	492,976
Expenses:	
Employee compensation and benefits	347,980
Floor brokerage, exchange, and clearance fees	35,000
Communications and data processing	23,048
Interest and dividends	6,000
Occupancy	26,269
Other expenses	98,757
Total expenses	537,054
Net (loss) before income taxes	(44,078)
Provision for income taxes	-
Net (loss)	$ (44,078)

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

Balance at January 1, 2005	$ 3,170
Members' contributions	182,870
Net loss	(44,078)
Balance at December 31, 2005	$ 141,962

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (44,078)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,215
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	(230,307)
Net receivable from broker-dealers and clearing organizations	(32,795)
Prepaid expenses	(6,159)
Other assets	(3,416)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	46,596
Net cash used in operating activities	(264,944)
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(44,246)
Net cash used in investing activities	(44,246)
Cash flows from financing activities:	
Proceeds from issuance of subordinated notes	200,000
Proceeds from members contributions	182,870
Net cash provided by financing activities	382,870
Net increase in cash	73,680
Cash at beginning of period	345
Cash at end of period	$ 74,025
Supplemental cash flows disclosures:	
Interest payments	$ 6,000

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Issuance of subordinated notes	200,000
Subordinated borrowings at December 31, 2005	$ 200,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

NAFA Capital Markets, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member the National Association of Securities Dealers (NASD), the Municipal Securities Rulemaking Board (MSRB), and Securities Investors Protection Corporation (SIPC). The Company is an Oklahoma Limited Liability Corporation. The Company represents its customers in various securities transactions, for which it earns commissions.

The Company clears all securities transactions through Pension Financial Services, Inc.

2. Significant Accounting Policies

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. As of December 31, 2005, the Company had no allowance for bad debts.

Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

2. Significant Accounting Policies, Continued

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and subordinated long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximate its fair values, as interest approximates market rates.

Income taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements

Investments

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings

2. Significant Accounting Policies, Continued

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant property and equipment categories are as follows:

Office furniture and equipment	5 to 7 years
Software	3 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Depreciation and amortization expense for the year ended December 31, 2005 totaled $5,215.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Rent Obligation

The Company has entered into operating lease agreements for its corporate office, which contains provisions for future rent increases. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is included in accounts payable and accrued liabilities in the accompanying Balance Sheet

2. Significant Accounting Policies, Continued

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment.* This statement replaces FAS-123, *Accounting for Stock-Based Compensation,* supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FAS-95, *Statement of Cash Flows.* FAS-123R requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. The scope of FAS-123R encompasses a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Since the Company is an LLC this pronouncement will have no effect on the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions,").* This Statement eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS-153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. FAS-153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of this standard had no impact on the Company's financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, *Accounting for Real Estate Time-Sharing Transactions—An Amendment of FASB Statements No. 66 and 67.* This Statement amends FAS-66, *Accounting for Sales of Real Estate,* to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04–2, *Accounting for Real Estate Time-Sharing Transactions.* FAS-152 also amends FAS-67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects,* to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04–2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Implementation of this statement had no impact on the Company's financial statements.

2. Significant Accounting Policies, Continued

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, *Inventory Costs—An Amendment of ARB No. 43, Chapter 4*. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and not included as part of inventory cost. Also, FAS-151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS-151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Implementation of this statement had no impact on the Company's financial statements.

In December 2003, the Financial Accounting Standards Board issued a revised Statement of Financial Accounting Standards No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits,* which replaces the previously issued Statement. FAS-132R increases the existing disclosures for defined benefit pension plans and other defined benefit postretirement plans. However, it does not change the measurement or recognition of those plans as required under FAS-87, *Employers' Accounting for Pensions,* FAS-88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,* and FAS-106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* Specifically, FAS-132R requires companies to provide additional disclosures about pensions plan assets, benefit obligations, cash flows, and benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Also, companies are required to provide a breakdown of plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and target allocation percentages for these asset categories. Implementation of this pronouncement has had no impact on the Company's financial statements.

3. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005, consist of the fees and commissions receivable totaling $32,795.

4. Operating Lease

The Company leases the office space it occupies under an operating lease. Rental expense for the year ended December 31, 2005 was $22,475. Future minimum lease payments required under the lease are as follows:

4. Operating Lease, Continued

2006	$ 39,485
2007	40,646
2008	41,466
2009	42,285
2010	17,761
Total minimum lease payments	$181,643

5. Subordinated Borrowing

The borrowing under subordination agreements at December 31, 2005, is a 6% secured note agreement through July 31, 2008.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Related Party Transactions

During the year the Company purchased property and equipment totaling $16,413 from one of its members. In addition, the Company received a $200,000 subordinated loan from one of its members.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2005, the Company had net capital of $287,858, which was $187,858 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.9 to 1.

Schedule I

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total members' equity		$ 141,962
Add:		
Subordinated borrowings allowable in computation of net capital	$ 200,000	
		200,000
Total capital and allowable subordinated borrowings		341,962
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 39,031	
Prepaid expenses	8,984	
Other assets	3,416	
Other deductions and/or charges		51,431
Net capital before haircuts on securities positions (tentative net capital)		290,531
Haircuts on securities		(2,595)
Net capital		$ 287,936
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses	$ 45,336	
Total aggregate indebtedness		$ 45,336
Computation of basic net capital requirement		
Minimum net capital required		$ 5,666
Minimum dollar net capital requirement of reporting broker dealer		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 187,936
Excess net capital at 1,500 percent		$ 281,136
Excess net capital at 1,000 percent		$ 283,402
Ratio: Aggregate indebtedness to net capital		16%

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 20X4)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	289,196
Audit adjustment for rent expense		(1,338)
Other adjustments		78
Net capital per above	$	287,936

The accompanying notes are an integral part of these financial statements.

Schedule II

NAFA CAPITAL MARKETS, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

The Company is exempt from Rule 15c-3-3 based on the following:

All customer transactions cleared through another broker-dealer on a fully disclosed basis.

MURRELL, HALL, MCINTOSH & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

OKLAHOMA CITY
KENNETH E. DORSEY
CHARLES GRAY
WALTER NORTHCUTT
GARY H. JONES
J. BRIAN LAIB

NORMAN
ROBERT C. MURRELL
STANLEY L. HALL
MICHAEL E. MCINTOSH
PHIL HOLLINGSWORTH
EDD PAINTER
STEVEN M. CORLEY

Report on Internal Control

Board of Directors
NAFA Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of NAFA Capital Markets, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Murrell, Hall, McIntosh & Co. PLLP

Murrell, Hall, McIntosh & Co.
Oklahoma City, Oklahoma
February 8, 2006